

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611



05006652

March 11, 2

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Exercise price of warrants to purchase PTTEP's common shares for the year 2005
Reference: Letter PTTEP No.1.910/ 00084 /2005 dated February 24, 2005

The Board of Directors of PTT Exploration and Production Public Company Limited or PTTEP at Meeting No.2/2548/232 held on February 22, 2005, passed a resolution regarding the Company's issuance and offering of 2.8 million units of warrants for its management and employees for the year 2005, and the method of calculation of the exercise price as per reference.

PTTEP wishes to announce that the exercise price of warrants to purchase PTTEP's common shares for the year 2005 is set at Baht 278 per unit, and will be proposed to the 2005 General Shareholders' Meeting in due course.

Yours sincerely,

Somkiet Janmaha
Vice President, Geoscience Division
Acting President

3/22